Exhibit 99.1

PRESS RELEASE

Magic Software Earns Microsoft Gold Certified Partner Status

Highest Level of Partner Certification Awarded due to Magic Software’s Microsoft Azure Integration Expertise

Or Yehuda, Israel, Dec 11, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and low-code application development platforms, announced today it has achieved Microsoft Gold Competency status for Microsoft Azure. Gold Competency is Microsoft's highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service.

Magic xpi Integration Platform, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic xpc, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

The earning of this premier partner certification further cements Magic Software’s position as a Microsoft partner, which follows Magic Software’s announcement earlier this year regarding its achieving Co-Sell Ready Status through the Microsoft One Commercial Partner (OCP) Program. The OCP program enables Magic Software reps to collaborate with Microsoft field sales teams worldwide on targeted customer data integration opportunities and related account planning activities.

“Our Gold partner status combined with our co-sell agreement increases our ability to provide seamless cloud-based data sharing throughout the organization, which is the basis for improved efficiency and productivity, and is also critical for digital transformation,” said Stephan Romeder, Vice President Global Business Development at Magic Software.

To achieve Gold Competency, businesses must submit customer references that demonstrate successful projects, meet a performance commitment, and pass technology and sales assessments. With this Gold partner status, Magic is now eligible for Microsoft Azure deployment planning services, Azure sponsored credit, direct partner support, and access to the cloud platform roadmap. This expands the capabilities of Magic’s integration platforms to improve the efficiency of end-to-end business processes, while extending the capabilities of leading ERP, CRM, finance, and other enterprise systems.

About Magic Software Enterprises

Magic Software Enterprises is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms.

With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

Press Contact:

Frank Katzer

Magic Software Enterprises

frank@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

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